Detach Proxy Card Here

Mark, Sign, Date and Return the Proxy Card Promptly
Using the Enclosed Envelope.

Votes must be indicated (x) in Black or Blue ink.

KEEP THIS SPACE CLEAR
(THIS BOX WILL NOT PRINT)

NO SCANNABLE BOXES CAN BE PLACED ABOVE THE BOTTOM OF THIS BOX

Court  Meeting
For the Scheme
Against the Scheme

Extraordinary General Meeting
         FOR      AGAINST

Special Resolution

1. To approve matters to give effect to the scheme of arrangement and related matters.

Mark box at right if you wish to give a discretionary proxy to the Chairman of the Extraordinary General Meeting. PLEASE NOTE: Marking this box voids any other instructions indicated above for the Extraordinary General Meeting only.

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date

Share Owner sign here

Co-Owner sign here

NON-PRINT AREA

OXFORD GLYCOSCIENCES PLC

Instructions to THE BANK OF NEW YORK, as Depositary

(Must be received prior to the close of business on March 4, 2003 5:00 p.m. New York Time)

      The undersigned registered holder of American Depositary Receipts ("Receipts") hereby requests and instructs The Bank of New York, as Depositary, through its Agent, to endeavor, in so far as practicable, to vote or cause to be voted the number of shares represented by such Receipt(s) of OXFORD GLYCOSCIENCES PLC, registered in the name of the undersigned on the books of the Depositary as of the close of business on January 31, 2003 at the Court Meeting and the Extraordinary General Meeting of OXFORD GLYCOSCIENCES PLC to be held on March 11, 2003, in respect of the resolution(s) specified on the reverse hereof.

NOTES:

1. Instructions as to voting on the specified resolutions should be indicated by an "X" in the appropriate box. For the EGM only, it is understood that, if this form is signed and returned but no instructions are indicated in the appropriate boxes, or if this form is not signed and returned, then a discretionary proxy will be given to a person designated by the Issuer to vote Deposited Securities underlying the American Depositary Shares evidenced by Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business on January 31, 2003 in respect of the matters to be voted upon.

2. For the EGM only, it is understood that, if no instructions are received from any Holder on or before March 4, 2003, then the Depositary will deem such Holder to have instructed the Depositary to give a discretionary proxy to the Chairman of the Company.

3. No discretionary proxy will be given to the Chairman in relation to the Scheme meeting if the voting instruction is either not returned, not signed and returned, or signed and returned but without instruction in the appropriate boxes.


To change your address, please mark this box.


To include any comments, please mark this box.